FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of December 2011

Commission File Number: 000-30850

Valcent Products Inc.

789 West Pender Street, Suite 1010
Vancouver, BC Canada V6C 1H2

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

1

SEE EXHIBIT 99.1 Valcent Products Inc. has entered into a Memorandum of Understanding (“MOU”) with PSWJ Holdings Ltd. (“PSWJ”) and EasyPark, a Corporation that manages and operates parkades and properties owned by the City of Vancouver, to install a VertiCrop™ high density vertical growing system on the top-level of a parkade in the heart of the city’s downtown core.

Named one of TIME Magazine's 50 Best Inventions, VertiCrop™ allows leafy green vegetables to be grown in controlled environments such as greenhouses and underutilized urban warehouses.  In addition to providing year-round access to fresh, healthy, local produce, VertiCropTM requires a fraction of the land, energy, and water conventionally required to grow, prepare and distribute produce.

Exhibit Index

Exhibit Number	Description of Exhibit
99.1	Press Release Dated December 12, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Valcent Products, Inc.

Date: December 12, 2011	By:	/s/ John Hamilton
Name: John Hamilton
Title: Chief Financial Officer